Exhibit 4.15

Date: July 12, 2024

Equity Transfer Agreement

Between

Beijing Kuangfeng Information Technology Co., Ltd.

and

Shanghai Anguo Insurance Brokerage Co., Ltd.

TABLE OF CONTENTS

1 Definitions and Interpretations	3

2 The Equity Transfer	3

3 Payment Preconditions	5

4 Registration Related to the Current Equity Transfer	9

5 Payment and Closing of the Equity Transfer Price	10

6 Handover of Materials and Seals	12

7 Representations and Warranties	14

8 Undertakings of the Transferor and the Target Company	15

9 Handling of Existing Business	17

10 Treatment of Existing Debt	18

11 Intellectual Property	18

12 Termination	19

13 Breach of Contract Liabilities	20

14 Force Majeure	21

15 Confidentiality	22

16 Applicable Laws and Dispute Resolution	22

17 Other Provisions	23

Appendix I Definitions

Appendix II Lease Property Termination List

Appendix III Confirmation Letter of Fulfillment of Conditions Precedent (Template)

Appendix IV List of Seals

Appendix V Representations and Warranties

Appendix VI Disclosure Letter

This Equity Transfer Agreement regarding Beijing Kuangfeng Information Technology Co., Ltd. and Shanghai Anguo Insurance Brokerage Co., Ltd. (the “Agreement”) is entered into by the following parties on the July 12, 2024:

(1)

Towngas Information Service Co., Ltd., a limited liability company established and existing under the laws of China, with Unified Social Credit Code ***, and its registered address at: Unit 1607, 16th Floor, Block B, Plot 03, China Merchants Kaiyuan Center, No. 128 Meiyuan Road, Tianxin Community, Sungang Street, Luohu District, Shenzhen (the “Transferee”);

(2)

Beijing Rongdiandian Information Technology Co., Ltd., a limited liability company established and existing under the laws of China, with Unified Social Credit Code ***, having its registered address at: Room 5021, 5th Floor, No.19 Haidian South Road, Haidian District, Beijing (the “Transferor”);

(3)

Beijing Kuangfeng Information Technology Co., Ltd., a limited liability company established and existing under the laws of China, with Unified Social Credit Code ***, having its registered address at: Room 1010, Floor 10, Building 4, Shenghuali, Changqianyuan, Tiancun Road West, Haidian District, Beijing (“Beijing Kuangfeng”);

(4)

Shanghai Anguo Insurance Brokerage Co., Ltd., a limited liability company established and existing under the laws of China, with Unified Social Credit Code ***, having its registered address at Room 1709, No. 881 West Nanjing Road, Jing’an District, Shanghai (“Shanghai Anguo”, together with Beijing Kuangfeng referred to as the “Target Company”).

Unless otherwise indicated by the context, the Transferee, the Transferor, Beijing Kuangfeng, and Shanghai Anguo shall be collectively referred to as the “Parties” in this Agreement, the Transferee and the Transferor shall be collectively referred to as the “Both Parties,” and “Party” shall, as the case may be, refer to each or any of the Parties.

WHEREAS:

(A)

Beijing Kuangfeng is a limited liability company established and existing under the laws of China. As of the date of execution of this Agreement, Beijing Kuangfeng has a registered capital of RMB 40 million (fully paid), and the Transferor holds 100% of the equity interest in Beijing Kuangfeng.

(B)

Shanghai Anguo is a limited liability company established and existing under the laws of China. As of the date of this Agreement, Shanghai Anguo’s registered capital is RMB 60 million (fully paid), and the Transferor holds 100% equity interest in Shanghai Anguo. The Transferor intends to transfer its 100% equity interest in Shanghai Anguo to Beijing Kuangfeng, thereby changing Shanghai Anguo into its indirectly wholly-owned subsidiary (the “Structural Adjustment”).

(C)

As of the date of this Agreement, Shanghai Anguo holds a valid Insurance Brokerage Business License (Institution Code: 260404000000800) issued by the Shanghai Bureau of the National Financial Regulatory Administration, with an approved business scope of “designing insurance programs, selecting insurers, and handling insurance application procedures for policyholders throughout China (excluding Hong Kong, Macao, and Taiwan); assisting the insured or beneficiaries with claims; reinsurance brokerage business; providing disaster prevention, loss prevention, risk assessment, and risk management consulting services for clients; and other businesses approved by the insurance regulatory authority.” The license is valid until May 12, 2026.

(D)

The Transferee intends to purchase 100% equity of Beijing Kuangfeng (“Target Equity”) from the Transferor after the Completion of Structural Adjustment in accordance with the terms and conditions stipulated in this Agreement, and the Transferor intends to sell the Target Equity to the Transferee in accordance with the terms and conditions stipulated in this Agreement, thereby enabling the Transferee to indirectly hold 100% equity of Shanghai Anguo through Beijing Kuangfeng (“this Equity Transfer”).

(E)

Upon mutual agreement between the Transferor and the Transferee, and to demonstrate the Transferee’s sincerity and preliminary intention regarding this equity transfer, the Transferee has paid RMB Four Million (4,000,000) (“Earnest Money”) to the Transferor on April 18, 2024.

Therefore, all parties, based on the principles of equality and mutual benefit, and in the spirit of mutual cooperation and mutual understanding, have, through friendly consultations, unanimously agreed to complete this equity transfer in accordance with the following terms and conditions:

1	Definitions and Interpretations
1.1	In this Agreement, relevant terms shall have the meanings defined in Appendix I.
1.2	The headings of each clause in this Agreement are included solely for convenience of reference and shall not affect the interpretation of this Agreement.
1.3	Unless otherwise specified, any reference to articles and annexes in this Agreement shall refer to the relevant articles and annexes of this Agreement.
1.4

Any reference to laws and regulations shall be construed as the laws and regulations of China that have been published and implemented, are from time to time amended or modified, and are currently in force; any reference to this Agreement or any other contract shall be construed as this Agreement or other contract as from time to time amended, modified, or updated.

1.5	Any reference to a party shall include such party’s lawful successors or assignees who acquire such party’s equity interests pursuant to the terms of this Agreement.
2	The Equity Transfer
2.1

For the purpose of this equity transfer, the Transferor intends to transfer its 100% equity interest in Shanghai Anguo to Beijing Kuangfeng, thereby changing Shanghai Anguo into its 100% indirectly-owned subsidiary company. Shanghai Anguo shall, and the Transferor and Beijing Kuangfeng shall procure Shanghai Anguo to, complete all registration and filing procedures required for the Structural Adjustment with the Market Supervision Administration within ten (10) working days after the execution of this Agreement (“Structural Adjustment Industrial and Commercial Procedures”), and submit necessary approval, filing, reporting and/or public disclosure procedures related to its shareholder change to the Financial Regulatory Authority within five (5) working days after the completion of the Structural Adjustment Industrial and Commercial Procedures (“Shanghai Anguo Filing Procedures”, the completion of both the Structural Adjustment Industrial and Commercial Procedures and Shanghai Anguo Filing Procedures shall be deemed as the “Completion of Structural Adjustment”).

2.2

The Transferee hereby agrees, in accordance with the terms and conditions stipulated in this Agreement, to purchase 100% equity interest in Beijing Kuangfeng held by the Transferor after the Completion of Structural Adjustment at the consideration specified in Article 2.4 of this Agreement, thereby indirectly holding 100% equity interest in Shanghai Anguo through Beijing Kuangfeng.

2.3	Upon completion of the Closing of this equity transfer, the shareholding structure of the Target Company shall be as shown in the following table:

Target Company Name	Shareholder Name	Percentage of Shares Owned	Subscribed Capital Contribution (RMB)	Paid-in Capital Contribution (RMB)	Form of Contribution
Beijing Kuangfeng Information Technology Co., Ltd.	Towngas Information Service Co., Ltd.	100%	RMB 40 million	RMB 40 million	Currency
Shanghai Anguo Insurance Brokerage Co., Ltd.	Beijing Kuangfeng Information Technology Co., Ltd.	100%	RMB 60 million	RMB 60 million	Currency

2.4

As consideration for the purchase of the Target Equity, the Transferee shall pay to the Transferor the amount of RMB Forty Million (40,000,000) (the “Equity Transfer Price”). The Equity Transfer Price shall be adjusted based on the Net Asset Value of the Target Company as of the Closing Date as determined under Section 2.5; if the Net Asset Value is positive, the Equity Transfer Price shall be increased by the amount of such Net Asset Value; if the Net Asset Value is negative, the Equity Transfer Price shall be decreased by the absolute value of such Net Asset Value. The Equity Transfer Price shall be paid in installments as stipulated in Section 5, and is subject to the provisions of Section 13.2.1.

2.5

The accounting firm engaged by the Transferee (“Closing Auditor”) shall conduct an audit of the Target Company’s financial condition as of the Closing Date (“Closing Audit”), and shall issue audited consolidated financial statements of the Target Company prepared in accordance with Chinese Generally Accepted Accounting Principles (“Closing Audit Report”). The parties shall determine the Net Asset Value (i.e., the total owners’ equity) of the Target Company as of the Closing Date through negotiation based on the Closing Audit Report and the financial statements of the Target Company submitted by the Transferor on the Closing Date. With respect to the accounts receivable balance and accounts payable balance of the Target Company as of the Closing Date, if there is any discrepancy between the amount determined by the parties through negotiation and the amount disclosed in the financial statements of the Target Company submitted by the Transferor on the Closing Date, the parties shall confirm in writing the detailed list of such discrepancies within three (3) business days, and the list shall specify the commencement date of each accounts payable item. The parties shall verify and confirm on December 31, 2024 and the first (1st) anniversary of the Closing Date, respectively, the amount and corresponding details of accounts payable with an age exceeding one (1) year (including the date itself) for which the counterparty has not claimed payment. The Transferee shall pay such amount to the Transferor within three (3) business days after confirmation by both parties.

If the Parties fail to reach an agreement within ten (10) business days after the issuance of the Closing Audit Report, the Transferor shall engage an accounting firm (which must be one of the Big Four accounting firms: Deloitte, KPMG, Ernst & Young, or PricewaterhouseCoopers) to audit the financial condition of the Target Company and issue an audit report (the “Final Audit Report”). The Net Asset Value of the Target Company as of the Closing Date shall be determined in accordance with the Final Audit Report. The costs of engaging the aforementioned accounting firm shall be equally borne by both Parties.

3	Payment Preconditions
3.1	First Installment Payment Preconditions

Subject to the provisions of Section 3.6 of this Agreement, the Transferee’s transfer of the First Installment to the Transferee’s Co-managed Account in accordance with Section 5.2 of this Agreement shall be predicated on the Transferee’s determination that all of the following payment conditions (“First Installment Payment Preconditions”) have been fully satisfied or expressly waived in writing by the Transferee as of the date of the First Installment transfer (for the avoidance of doubt, “transfer” in Section 3 of this Agreement refers to the Transferee’s remittance of relevant funds to the Fund Supervision Account as stipulated in this Agreement, rather than the payment of such funds from the Fund Supervision Account to the Transferor’s Collection Account). Any First Installment Payment Preconditions waived by the Transferee shall automatically become Second Installment Payment Preconditions as stipulated in Section 3.2 and shall be completed as soon as possible within the period specified in writing by the Transferee. The Transferor and the Target Company shall ensure that the First Installment Payment Preconditions are satisfied as soon as possible and, in any event, no later than ten (10) business days after the execution of this Agreement (“Scheduled First Installment Condition Termination Date”).

3.1.1	All parties have formally signed and delivered all transaction documents including this Agreement, and all terms of such transaction documents remain in full force and effect.
3.1.2

The Transferor and the Target Company have obtained their respective internal consents and completed all internal approval procedures (including but not limited to the consent of the actual controllers of the Transferor and the Target Company) and third-party consents (if required) for this equity transfer and this Agreement.

3.1.3	The Transferor has performed and complied with all covenants and obligations required to be performed by it under this Agreement in all material respects.
3.1.4	Since the shareholder of Shanghai Anguo has changed from the Transferor to Beijing Kuangfeng, Beijing Kuangfeng has continuously held 100% equity of Shanghai Anguo.
3.1.5

The change of Shanghai Anguo’s shareholder from the Transferor to Beijing Kuangfeng has been legally completed through the Structural Adjustment Industrial and Commercial Procedures. The filing procedures for Shanghai Anguo have been submitted to the competent Financial Regulatory Authority in accordance with applicable laws. The Structural Adjustment (for the avoidance of doubt, the First Installment Payment Preconditions do not include the completion of Shanghai Anguo’s filing procedures) has not caused and will not cause any material adverse effect on Shanghai Anguo’s business operations or its holding and renewal of the Insurance Brokerage Business License.

3.1.6

Shanghai Anguo continuously and lawfully holds a valid Insurance Brokerage Business License, and there are no changes and/or matters that would have a material adverse effect on its possession and renewal of the Insurance Brokerage Business License.

3.1.7	All sixteen (16) branches of Shanghai Anguo continue to exist effectively, and their relevant information registered with the Financial Regulatory Authority remains lawful and valid.
3.1.8

The Target Company maintains normal operations, with no changes and/or matters having occurred that cause material adverse effects on the Target Company’s operations, financial condition, assets, or business. There are no pending or potential litigation, arbitration, judgments, awards, rulings, or injunctions that have a material adverse effect on the Target Company which have not been disclosed in Appendix VI Disclosure Letter of this Agreement.

3.1.9

The Representations and Warranties made by the Transferor and the Target Company in Section 7.1 of this Agreement shall remain true, accurate and not misleading from the date of execution of this Agreement, without any material omission.

3.1.10

The Transferor and the Target Company have issued to the Transferee a confirmation letter in the form set forth in Appendix III of this Agreement, confirming that all Payment Preconditions have been fully satisfied, along with all supporting documents evidencing such satisfaction.

3.2	Second Installment Payment Preconditions

The Transferee’s transfer of the Second Installment to the Transferor’s Co-managed Account in accordance with Article 5.3 of this Agreement shall be contingent upon the Transferee’s determination that all of the following payment conditions (“Second Installment Payment Preconditions”) have been fully satisfied or expressly waived in writing by the Transferee as of the date of the Second Installment transfer. Any Second Installment Payment Preconditions waived by the Transferee shall automatically become Third Installment Payment Preconditions as stipulated in Article 3.3 and shall be completed as soon as possible within the period specified in writing by the Transferee. The Transferor and the Target Company shall ensure that the Second Installment Payment Preconditions are satisfied as soon as possible, and the Transferor and the Target Company shall use their best efforts to satisfy such conditions by the twentieth (20th) working day following the completion of the Structural Adjustment Industrial and Commercial Procedures (“Second Installment Condition Scheduled Termination Date”).

3.2.1	The change of Shanghai Anguo’s shareholder from the Transferor to Beijing Kuangfeng has been legally completed with all filing procedures duly fulfilled.
3.2.2

The First Installment Payment Preconditions stipulated in Article 3.1 shall continue to be satisfied (any First Installment Payment Preconditions waived by the Transferee shall have been satisfied by the Second Installment transfer date), and the deadline for relevant performance, representations, or warranties in the First Installment Payment Preconditions shall be updated to the transfer date of the Second Installment.

3.2.3

The Transferor has issued to the Transferee a confirmation letter in the form set forth in Appendix III of this Agreement, confirming that all conditions related to the Second Installment Payment Preconditions concerning the Transferor have been fully satisfied, along with all supporting documentation evidencing such satisfaction.

3.3	Third Installment Payment Preconditions

The Transferee’s transfer of the last three installments to the Transferor’s Co-managed Account in accordance with Article 5.4 of this Agreement shall be predicated on the Transferee’s determination that all of the following payment conditions (“Third Installment Payment Preconditions”) have been fully satisfied or waived in writing by the Transferee prior to the transfer date of the last three installments. Any Third Installment Payment Preconditions waived by the Transferee shall automatically become Fourth Installment Payment Preconditions as stipulated in Article 3.4 and shall be completed as soon as possible within the period specified in writing by the Transferee. The Transferor and the Target Company shall ensure that the Third Installment Payment Preconditions are satisfied as soon as possible, and in any event no later than the fifteenth (15th) business day (“Scheduled Third Installment Conditions Termination

Date”) after the latest occurrence of: (i) completion of the Shanghai Anguo filing procedures; (ii) payment of the First Installment from the Transferee’s Co-managed Account to the Transferor’s Collection Account; and (iii) transfer of the Second Installment to the Transferor’s Co-managed Account. If satisfaction within the aforementioned timeframe is genuinely impossible, both parties shall determine the necessary extension period through consultation.

3.3.1	The Target Company has completed the Equity Transfer Industrial and Commercial Change Procedures as stipulated in Articles 4.1 and 4.2 with respect to this equity transfer.
3.3.2

Shanghai Anguo has submitted to the Transferor and the Transferee a list and relevant supporting documents for the business that remains uncompleted by Shanghai Anguo as of the date of the third installment transfer (“Existing Business”). The Transferor and the Transferee have acknowledged and approved such list and supporting documents without dispute. The Transferee, Shanghai Anguo have reached an agreement with the Transferor or its designated entity in writing regarding the Existing Business in accordance with Article 9 of this Agreement.

3.3.3

Shanghai Anguo has executed agreements regarding labor relationship arrangements with all employees required for carrying out the Existing Business as stipulated in Article 9 after the Closing Date (“Existing Business Employees”), establishing provisions that the Existing Business Employees shall be responsible for and shall exclusively conduct the Existing Business within Shanghai Anguo after the Closing Date. The number of Existing Business Employees shall not exceed ten (10) persons (inclusive). For the avoidance of doubt, “Existing Business Employees” as referenced in Article 3.3.3 of this Agreement shall be strictly limited to employees who have signed employment contracts, and shall not include insurance brokers or personnel under service or other contractual relationships.

3.3.4

Beijing Kuangfeng has terminated labor relationships with all employees, and Shanghai Anguo has terminated labor relationships with all employees except the Existing Business Employees as stipulated in Article 3.3.3 (collectively with all employees of Beijing Kuangfeng, the “Non-retained Employees”) (for the avoidance of doubt, “Non-retained Employees” in Article 3.3.4 of this Agreement shall be limited to employees who have signed labor contracts, and shall not include personnel under insurance brokerage or other labor or contractual relationships). Any labor disputes arising from the termination of labor relationships shall not affect the satisfaction of this condition; such labor disputes shall be handled by the Transferor, with cooperation and assistance from other parties, and the Transferor shall bear and fully compensate the Target Company for all possible compensation and expenses that may be incurred as a result. This excludes qualified employees whom the Transferee intends to hire and has notified the Transferor in advance pursuant to Article 8.6.

3.3.5

Shanghai Anguo has executed a debt repayment agreement with the Transferor and/or entities designated in writing by the Transferor, in form and substance mutually acknowledged by the Transferor and Transferee, which stipulates provisions consistent with Article 10 regarding the Existing Debt under Article 10.

3.3.6

Shanghai Anguo has executed intellectual property transfer agreements and authorization agreements with the Transferor and/or entities designated by it in writing, stipulating provisions consistent with Article 11 regarding Shanghai Anguo’s transfer of all its intellectual property rights.

3.3.7

The Parties have reached consensus regarding the leased properties of the Target Company. For those leased properties confirmed by all Parties as no longer required by the Target Company after Closing (the Transferee shall provide to the Transferor a list of terminated leased properties in the format specified in Appendix II before the scheduled termination date of the first phase conditions; any properties not specified in the list shall be deemed as properties to be retained), the Target Company has executed termination agreements with the relevant lessors, and the relevant property lease relationships have been effectively terminated. All payables or receivables involved (including but not limited to rent, water and electricity fees, gas fees, property management fees, rental deposits, penalties, and payables related to disputes and controversies) have been fully settled.

3.3.8

With respect to the Closing Audit stipulated in Section 2.5, the Transferor and the Target Company have commenced providing necessary materials to the Closing Auditor (the Closing Auditor must submit a list of required materials to the Transferor and the Target Company prior to the Second Installment transfer date, otherwise this provision shall automatically become one of the Fourth Installment Payment Preconditions as stipulated in Section 3.4);

3.3.9

The First Installment Payment Preconditions stipulated in Article 3.1 and the Second Installment Payment Preconditions stipulated in Article 3.2 shall continue to be satisfied (the Second Installment Payment Preconditions waived by the Transferee shall have been satisfied by the date of the transfer of the remaining three installments), and the deadlines for relevant performance, representations, or warranties in the First Installment Payment Preconditions and Second Installment Payment Preconditions shall be updated to the date of the transfer of the remaining three installments.

3.3.10

The Transferor has issued to the Transferee a confirmation letter in the form set forth in Appendix III of this Agreement, confirming that all conditions related to it in the Third Installment Payment Preconditions have been fully satisfied, along with all supporting documentation proving such satisfaction.

3.4	Fourth Installment Payment Preconditions

The Fourth Installment shall be paid to the Transferor’s Collection Account in accordance with Article 5.5 of this Agreement, subject to the Transferee’s determination that all of the following payment conditions (“Fourth Installment Payment Preconditions”) have been fully satisfied or waived in writing by the Transferee prior to the Fourth Installment payment date.

3.4.1

The First Installment Payment Preconditions stipulated in Article 3.1, the Second Installment Payment Preconditions stipulated in Article 3.2, and the Third Installment Payment Preconditions stipulated in Article 3.3 continue to be satisfied (the Third Installment Payment Preconditions waived by the Transferee shall have been satisfied as of the Fourth Installment payment date);

3.4.2

The Transferor has issued to the Transferee a confirmation letter in the form set forth in Appendix III of this Agreement, confirming that all conditions related to it in the Fourth Installment Payment Preconditions have been fully satisfied, along with all supporting documentation proving such satisfaction.

3.5	Fifth Installment Payment Preconditions

The Fifth Installment shall be paid to the Transferor’s Collection Account in accordance with Article 5.6 of this Agreement, subject to the Transferee’s determination that all of the following payment conditions (“Fifth Installment Payment Preconditions”) have been fully satisfied or waived in writing by the Transferee prior to the payment date of the Fifth Installment:

3.5.1

The First Installment Payment Preconditions stipulated in Article 3.1, the Second Installment Payment Preconditions stipulated in Article 3.2, the Third Installment Payment Preconditions stipulated in Article 3.3, and the Fourth Installment Payment Preconditions stipulated in Article 3.4 continue to be satisfied;

3.5.2

The Transferor has issued to the Transferee a confirmation letter in the format shown in Appendix III of this Agreement, confirming that all conditions related to it in the Fifth Installment Payment Preconditions have been fully satisfied, along with all supporting documentation proving such satisfaction.

3.6

If any of the First Installment Payment Preconditions are not satisfied or waived in writing by the Transferee before the expiration of the scheduled termination date for the first installment conditions, the Transferee shall have the right to initiate termination of the agreement.

4	Registration Related to the Current Equity Transfer
4.1

Within five (5) working days after the completion of the filing procedures with Shanghai Anguo, Beijing Kuangfeng shall submit the registration and filing procedures for this equity transfer to the Market Supervision and Administration Department, and the Transferee shall provide all necessary materials and actively cooperate to register the Transferee as the sole shareholder of Beijing Kuangfeng, file the articles of association of Beijing Kuangfeng confirmed by the Transferee as its valid articles, register the personnel designated by the Transferee as the legal representative, director, manager and/or supervisor of Beijing Kuangfeng, and obtain the updated business license (if any) (“Beijing Kuangfeng Industrial and Commercial Change Procedures”). If the Beijing Kuangfeng Industrial and Commercial Change Procedures cannot be submitted within the aforementioned time limit due to the Transferee’s failure to provide the required relevant materials or cooperation in a timely manner, the Transferee shall not hold the Transferor or Beijing Kuangfeng liable for Breach of Contract.

4.2

Within five (5) working days after the completion of the filing procedures with Shanghai Anguo, Shanghai Anguo shall submit the relevant filing procedures to the Market Supervision and Administration Department, and the Transferee shall provide all necessary materials and actively cooperate to ensure that the articles of association of Shanghai Anguo confirmed by the Transferee are filed as its valid articles of association, that the persons designated by the Transferee are registered as the legal representative, directors, managers and/or supervisors of Shanghai Anguo, and to obtain the updated business license (if any) (“Shanghai Anguo Industrial and Commercial Change Procedures”, together with Beijing Kuangfeng Industrial and Commercial Change Procedures, collectively referred to as the “Equity Transfer Industrial and Commercial Change Procedures”). If the Shanghai Anguo Industrial and Commercial Change Procedures cannot be submitted within the aforementioned time limit due to the Transferee’s failure to provide the necessary relevant materials or cooperation in a timely manner, the Transferee shall not hold the Transferor or Shanghai Anguo liable for Breach of Contract.

4.3

The Transferor, the Transferee and the Target Company shall procure that the Equity Transfer Industrial and Commercial Change Procedures be completed as soon as possible, and in no event later than the fifteenth (15th) working day after the completion of the Shanghai Anguo filing procedures. All parties shall provide all necessary cooperation for the Target Company to handle the Equity Transfer Industrial and Commercial Change Procedures, including but not limited to signing, issuing or providing transaction documents related to this equity transfer, internal resolutions and other relevant documents required by the parties to complete this equity transfer, as well as necessary and reasonable legal documents requested by the competent authorities from time to time.

4.4

The Transferee shall ensure that the legal representative, directors, managers and/or supervisors designated in the Equity Transfer Industrial and Commercial Change Procedures meet the qualifications for registration and filing. If the Equity Transfer Industrial and Commercial Change Procedures cannot be completed as scheduled due to the Transferee’s failure to provide the aforementioned personnel list in a timely manner, or provision of a list that does not meet the relevant registration or filing qualifications, or for any other reasons attributable to the Transferee, the corresponding liability shall be borne by the Transferee and the Target Company.

5	Payment and Closing of the Equity Transfer Price
5.1	Fund Supervision
5.1.1

After the execution of this Agreement, the Transferor shall promptly designate a commercial bank (the “Co-managing Bank”), and both the Transferor and the Transferee shall establish Fund Supervision Accounts at the Co-managing Bank with themselves as the account holders respectively (the account with the Transferor as the account holder shall be referred to as the “Transferor’s Co-managed Account”, and the account with the Transferee as the account holder shall be referred to as the “Transferee’s Co-managed Account”, collectively or individually referred to as the “Fund Supervision Account”, with account management fees to be borne by the respective account holders).

5.1.2

The Equity Transfer Price (excluding the Earnest Money already paid to the Transferor) shall be transferred by the Transferee to the Fund Supervision Account as stipulated in this Agreement, and subsequently paid to the Transferor’s Collection Account specified in Article 5.8 in accordance with the terms and conditions set forth herein. The funds in the Fund Supervision Account shall be jointly supervised by the Transferor, the Transferee and the bank, subject to the provisions of this Agreement and the relevant Fund Supervision Agreement to be executed in due course.

5.2	First Installment
5.2.1

Subject to the provisions of Section 5.2.2, within seven (7) working days from the date on which the First Installment Payment Preconditions set forth in Section 3.1 are determined by the Transferee to have been fully satisfied (or waived in writing by the Transferee) prior to the scheduled termination date of the First Installment conditions, the Transferee shall pay to the Transferor the amount of RMB Sixteen Million (16,000,000) (“First Installment”).

5.2.2

Upon payment of the First Installment, the Earnest Money of RMB Four Million (4,000,000) previously paid by the Transferee to the Transferor prior to the execution of this Agreement shall automatically be converted into part of the First Installment. Consequently, the Transferee shall only be required to pay the amount of RMB Twelve Million (12,000,000), which is the First Installment amount minus the Earnest Money amount, and such payment shall be transferred by the Transferee to the Transferee’s Co-managed Account.

5.2.3	Within three (3) business days from the date when the Second Installment Payment Preconditions specified in Article 3.2 of this Agreement are determined by the

Transferee to have been fully satisfied (or waived in writing by the Transferee), the remaining balance of the First Installment in the amount of RMB Twelve Million (12,000,000) in the Transferee’s Co-managed Account shall be paid to the Transferor’s Collection Account.

5.3	Second Installment
5.3.1

Within seven (7) business days from the date when the Second Installment Payment Preconditions specified in Article 3.2 of this Agreement are determined by the Transferee to have been fully satisfied (or waived in writing by the Transferee), the Transferee shall transfer RMB Fourteen Million (14,000,000) (the “Second Installment”) to the Transferor’s Co-managed Account.

5.3.2

Within three (3) business days from the date when the Third Installment Payment Preconditions described in Section 3.3 of this Agreement are determined by the Transferee to have been fully satisfied (or waived in writing by the Transferee), the Second Installment shall be paid from the Transferor’s Co-managed Account to the Transferor’s Collection Account. The payment of the Second Installment to the Transferor’s Collection Account and the transfer of the Third Installment to the Transferor’s Co-managed Account shall be deemed as the “Closing,” and the date of Closing shall be the “Closing Date.”

5.4	Third Installment
5.4.1

Within seven (7) business days from the date when the Third Installment Payment Preconditions set forth in Article 3.3 of this Agreement are determined by the Transferee to have been fully satisfied (or waived in writing by the Transferee), the Transferee shall transfer RMB Ten Million (10,000,000) (“Last Three Installments”) to the Transferor’s Co-managed Account, of which RMB Nine Million (9,000,000) shall constitute the “Third Installment.”

5.4.2

If the Equity Transfer Price is subject to adjustment pursuant to Article 2.4, the actual amount of the Third Installment paid to the Transferor’s Collection Account shall be correspondingly increased or decreased based on the increase or decrease in the Equity Transfer Price: where an increase is required, the Transferee shall pay the difference to the Transferor’s Collection Account; where a decrease is required, the remaining amount of the Third Installment in the Transferor’s Co-managed Account shall be refunded to the Transferee’s payment account. Furthermore, if the finally determined Equity Transfer Price is less than RMB Thirty-One Million (31,000,000), the difference shall be refunded, specifically:

a)

Within five (5) business days after the Transferee issues the refund notice, the Transferor shall pay to the Transferee the difference between the finally determined Equity Transfer Price and RMB Thirty-One Million (31,000,000); and

b)	RMB Nine Million (9,000,000) shall be refunded from the Transferor’s Co-managed Account to the Transferee’s payment account.
5.4.3

Subject to the continued satisfaction of the Third Installment Payment Preconditions, within seven (7) business days from the date of issuance of the Closing Audit Report (or, if the parties must negotiate to determine the adjustment to the Equity Transfer Price in accordance with Sections 2.4 and 2.5, from the date when the parties reach an agreement), the actual payment amount of the Third Installment as determined under Section 5.4.2 shall be paid from the Transferor’s Co-managed Account to the

Transferor’s Collection Account; if the Transferee is required to pay any difference to the Transferor, or if the Transferor’s Co-managed Account is required to refund any difference to the Transferee, such payment shall be arranged simultaneously.

5.5	Fourth Installment
5.5.1

Subject to the provisions of Section 5.5.2, within three (3) business days after the Transferee determines that all Fourth Installment Payment Preconditions as set forth in Section 3.4 of this Agreement have been satisfied (or waived in writing by the Transferee) following six (6) months from the Closing Date, the amount of RMB Five Hundred Thousand (500,000) (“Fourth Installment”) shall be paid from the Transferor’s Co-managed Account to the Transferor’s Collection Account.

5.5.2	In the event of circumstances stipulated in Article 13.2.1, the actual payment amount of the Fourth Installment shall be reduced by the amount of losses incurred by the Target Company.
5.6	Fifth Installment
5.6.1

Subject to the provisions of Section 5.6.2, after twelve (12) months from the Closing Date, within three (3) business days from the date when the Fifth Installment Payment Preconditions set forth in Section 3.5 of this Agreement are determined by the Transferee to have been fully satisfied (or waived in writing by the Transferee), the amount of RMB Five Hundred Thousand (500,000) (“Fifth Installment”) shall be paid from the Transferor’s Co-managed Account to the Transferor’s Collection Account.

5.6.2	In the event of circumstances stipulated in Article 13.2.1, the actual payment amount of the Fifth Installment shall be reduced by the loss amount of the Target Company.
5.7	From the Closing Date, the Transferee shall enjoy all shareholder rights and perform the corresponding shareholder obligations with respect to the Target Equity as a shareholder of Beijing Kuangfeng.
5.8	The bank account information for the Transferor to receive the Equity Transfer Price as stipulated in this Agreement (the “Transferor’s Collection Account”) is as follows:

Account Name: Beijing Rongdiandian Information Technology Co., Ltd.

Bank Name: China Merchants Bank, Beijing Deshengmen Branch

Account Number: ***

6	Handover of Materials and Seals
6.1	Transfer of Materials

No later than the Closing Date, the Target Company shall, and the Transferor shall ensure that the Target Company shall, properly deliver all existing certificates, contracts, documents, materials, archives, books and records of the Target Company to the personnel designated by the Transferee and keep them in the custody of the Target Company, including but not limited to:

6.1.1

Business License, Loan Card, Account Opening Permit, Insurance Brokerage Business License, and all original and duplicate copies of certificates, qualifications, approvals, registrations, and filing documents required for the Target Company’s existence and operations.

6.1.2	All corporate governance documents of the Target Company, including articles of association and amendments thereto, board resolutions, meeting minutes, corporate rules and regulations.
6.1.3

All financial and tax materials of the Target Company, including financial statements, financial books, vouchers, bank cards, electronic keys of the opening banks, tax filings, and tax payment certificates.

6.1.4

Ownership certificates, contracts, purchase invoices, and other documentation of the Target Company’s assets (if any), including but not limited to vehicle registration certificates, asset purchase agreements, invoices and other relevant documents, instruction manuals, warranty cards, insurance contracts, insurance policies, and tax payment receipts for asset purchases.

6.1.5	The Target Company’s business operations, financial affairs, administrative electronic systems, documents and their passwords;
6.1.6	The login names, codes, passwords, etc. of the Target Company for accessing the declaration and registration systems of government regulatory authorities.
6.1.7	Documents related to Existing Business, including but not limited to all business contracts, supplementary agreements, and other materials.
6.1.8

The employment and management documents related to the Existing Business Employees as stipulated in Section 3.3.3 of this Agreement, including but not limited to employment contracts and their supplementary terms, employee confidentiality agreements (if any), employee non-competition agreements (if any), payroll lists, documents and certificates for purchasing social insurance;

6.1.9	Other materials and documents operated and managed by the Target Company.
6.2

The Parties hereby confirm that if the Target Company does not possess the materials stipulated in Article 6.1 of this Agreement prior to the execution of this Agreement, the Target Company and the Transferor shall not bear the obligation to deliver such materials.

6.3	Management and Handover of Seals
6.3.1	The Target Company and the Transferor hereby confirm that all currently valid seals and seal styles used by the Target Company are set forth in Appendix IV “List of Seals”.
6.3.2

The Target Company shall maintain relevant approval and usage records (including but not limited to electronic system records, paper records, etc.) for all seal usage from the date of execution of this Agreement until the Closing Date. The Transferee shall have the right to inspect the relevant records and retain copies thereof at any time (with two (2) business days’ prior notice) either remotely or on-site, and the Target Company and the Transferor shall fully cooperate. If the Target Company actually uses seals during the period from the date of execution of this Agreement to the Closing Date without recording or without truthfully and accurately recording such usage, any losses incurred by the Target Company resulting from matters related to such seal usage shall be borne by the Transferor, and shall be implemented in accordance with Sections 13.2.1 and 13.2.2 of this Agreement.

6.3.3	All seals of the Target Company shall be handed over to the personnel designated by the Transferee for management on the Closing Date.

7	Representations and Warranties
7.1	Representations and Warranties of the Transferor and the Target Company

The representations and warranties made by the Transferor and the Target Company in this clause shall remain true and accurate from the date of execution of this Agreement until the Closing Date, and the Transferee may rely on such representations and warranties to execute and perform this Agreement.

7.1.1	It is a limited liability company legally established and validly existing under the laws of China, and it has taken all known necessary authorizations to sign and perform this Agreement.
7.1.2

Except as otherwise provided by applicable laws in respect of bankruptcy, liquidation and other matters, this Agreement, once executed, constitutes a legal, valid and binding obligation and is enforceable in accordance with its terms.

7.1.3

The execution, delivery, and performance of this Agreement does not and shall not (i) violate its articles of incorporation or bylaws, or (ii) conflict with any agreement, contract, or legal document to which it is a party, or constitute a breach under any agreement or document to which it is a party, or grant any other party the right to terminate, modify, accelerate performance, or revoke any agreement or document to which it is a party, or (iii) violate any applicable law, regulation, rule, or any order, judgment, or ruling of any court or governmental authority.

7.1.4

All information and documents provided by the Transferor and the Target Company to the Transferee pursuant to this Agreement, as well as all representations made, are true, accurate, and non-misleading in all material respects.

7.1.5

The representations, warranties and undertakings made by the Transferor and the Target Company in this Section 7.1 and Appendix V are true and accurate in all material respects from the date of execution of this Agreement to the Closing Date, without any falsehood, misleading statement or omission.

7.1.6

The Transferor and the Target Company have disclosed to the Transferee the existing facts or conditions of Shanghai Anguo (including but not limited to specific operational activities, business, assets, labor disputes, controversies, etc.) in Appendix VI Disclosure Letter to this Agreement, which the Transferee has acknowledged. Unless otherwise stipulated in this Agreement or other agreements separately executed by the parties, any existing or potential debts, external guarantees, liability for breach of contract, tort liability, litigation, ownership disputes, taxes payable, administrative penalties, and other liabilities or losses arising from the existing facts or conditions truthfully stated by the Transferor and the Target Company in Appendix VI Disclosure Letter to this Agreement shall be borne by the Transferee after the Closing Date, and neither the Transferee nor the Target Company shall hold the Transferor accountable.

7.2	Representations and Warranties of the Transferee

The representations and warranties made by the Transferee in this section shall remain true and accurate from the date of execution of this Agreement until the Closing Date, and the Transferor and the Target Company may rely on such representations and warranties to execute and perform this Agreement.

7.2.1	It is a limited liability company legally established and validly existing under the laws of China, and it has taken all necessary authorizations to execute and perform this Agreement.
7.2.2

Except as otherwise provided by applicable laws in respect of bankruptcy, liquidation and other matters, this Agreement, once executed, constitutes a legal, valid and binding obligation and is enforceable in accordance with its terms.

7.2.3

The execution, delivery, and performance of this Agreement does not and shall not (i) violate its Articles of Association or bylaws, or (ii) conflict with any agreement, contract, or legal document to which it is a party, or constitute a breach specified in any agreement or document to which it is a party, or grant any other party the right to terminate, modify, accelerate performance, or revoke any agreement or document to which it is a party, or (iii) violate any applicable law, regulation, rule, or any order, judgment, or ruling of any court or governmental authority.

7.2.4	All information and documents provided to the Transferor and all representations made pursuant to this Agreement are true, accurate, and not misleading.
8	Undertakings of the Transferor and the Target Company
8.1

During the period from the execution date of this Agreement to the Closing Date (the “Transition Period”), the Transferee may attend as a non-voting participant in important internal meetings of the Target Company (including but not limited to meetings of organizational bodies such as shareholders’ meetings, board of directors meetings, and board of supervisors meetings). The Target Company shall issue meeting notices and materials to the Transferee at the same time as they are issued to other meeting participants. The Transferee has the right to choose to attend meetings either in person or remotely via telephone, internet, or other means.

8.2

The Transferor and the Target Company hereby jointly and severally undertake to the Transferee that during the transition period, they shall manage the Target Company in good faith and in a reasonable manner for the purpose of achieving the objectives of this equity transfer.

8.2.1

Ensure that the Target Company legally and validly exists, and ensure that all approvals, registrations, permits, licenses, and filings related to the existence and business operations of the Target Company remain legal and valid, including but not limited to the business license of the Target Company, the Insurance Brokerage Business License of Shanghai Anguo, etc.

8.2.2

Maintain accounting methods consistent with those previously used in the normal course of business, adhering to the principle of accounting consistency, and shall not arbitrarily change or adjust accounting systems or policies, and preserve all financial statements and records related to its business (except for regulatory requirements imposed by the Transferee on the Target Company’s operations).

8.2.3	Prudently and reasonably treat the assets owned and liabilities borne by the Target Company.
8.2.4

Immediately notify the Transferee in writing of the factual details and causes of the following: (i) any matter reasonably expected to have a material adverse effect on the Target Company; (ii) any Representations and Warranties made by the Transferor or the Target Company under this Agreement, or any other statements, certificates or materials related to its due diligence provided or delivered to the Transferee at any time that have become or may become incorrect or misleading.

8.2.5

In the event that the Target Company is subject to any litigation, arbitration, or other legal proceedings, or is presented with claims or other demands, or is threatened with any of the aforementioned circumstances, or when it becomes aware of any matter that may lead to the aforementioned circumstances, it shall immediately notify the Transferee in writing of the details of such matters.

8.3

The Transferor and the Target Company hereby jointly and severally undertake to the Transferee that during the transition period, except for instances including but not limited to those with the Transferee’s written consent or request, and actions implemented for the purpose of structural adjustment, intellectual property transfer, or other actions to fulfill the provisions of this Agreement, they shall ensure that the Target Company does not engage in any of the following activities:

8.3.1

Alter the registered capital and equity structure of the Target Company, introduce investors or effect any changes in equity, or execute any agreements, make any commitments or plans regarding the aforementioned matters (except when such actions are undertaken in compliance with the provisions of this Agreement);

8.3.2	Merger, division, dissolution, liquidation, or change of the company form;
8.3.3	Establish or close any branch institution or office;
8.3.4	Amend the articles of association of the Target Company (except for actions implemented pursuant to the provisions of this Agreement);
8.3.5	Change its legal representative, directors, managers and/or supervisors (except for such actions undertaken in performance of the provisions of this Agreement);
8.3.6	Sign contracts for equity investment, acquisition, merger, bank loans, entrusted operation, or engage in securities or financial derivatives investment.
8.3.7	Engage in any business activities beyond normal business operations;
8.3.8	Engage in any transaction with its affiliated institutions (except for actions undertaken in performance of the provisions of this Agreement);
8.3.9	Incur any new debt or contingent liabilities;
8.3.10	Provide guarantees in any form to any entity.
8.3.11	Distribute or effectively distribute the profits, dividends, or bonuses of the Target Company in any form;
8.3.12

Acquire, sell, lease or otherwise dispose of any assets, or enter into any agreement in relation to the aforementioned matters (except for such actions taken in performance of the provisions of this Agreement);

8.3.13	Engaging in any action that affects or may affect its recovery of accounts receivable.
8.3.14	To sign employment contracts or labor contracts or to employ any personnel in any other form.
8.3.15	Any new disputes, controversies, or potential disputes and controversies;
8.3.16	Engage in any action that impairs or may impair the interests of the Target Company;

8.3.17	Engage in any conduct that may adversely affect this equity transfer or the Target Company;
8.3.18	Implement any action that may constitute a breach by the Transferor or the Target Company of any representation, warranty, or commitment under this Agreement.
8.4

The Transferor and the Target Company hereby confirm that the Existing Business Employees stipulated in Article 3.3.3 are necessary personnel required for conducting the Existing Business. The Transferor shall urge the Existing Business Employees not to engage in any business activities beyond the Existing Business, and shall urge the Existing Business Employees to comply with all rules and regulations of Shanghai Anguo. Upon completion of the Existing Business, the Transferor shall take all reasonable actions to ensure the effective termination of the labor relationships between the Existing Business Employees and Shanghai Anguo and handle any related disputes or conflicts.

8.5

The Transferor shall urge the Existing Business Employees to conduct the Existing Business in compliance with laws and regulations. The operation of the Existing Business shall not cause material adverse impact on Shanghai Anguo’s business operations beyond the Existing Business or on its holding and renewal of the Insurance Brokerage Business License. In the event of any material adverse impact, the Transferee shall promptly notify the Transferor after the occurrence of such event and assist the Transferor in minimizing losses to the extent possible. All parties shall cooperate with each other and take all possible measures to minimize the impact, and the Transferor shall be liable for all losses consequently suffered by the Transferee and the Target Company.

8.6

Whereas the Transferee requires a certain period of time to appoint qualified employees as senior management personnel of insurance brokers, it may be necessary to temporarily defer the registration or filing procedures with the Market Supervision and Administration Department or Financial Regulatory Authority concerning the departure of certain Non-retained Employees of Shanghai Anguo. The Transferor and the Target Company hereby undertake that, in accordance with the actual needs of the Transferee, they shall assist the Transferee in jointly negotiating with the Non-retained Employees involved. All employment costs, breach of contract compensation, and other related expenses arising therefrom shall be borne by the Transferee.

9	Handling of Existing Business
9.1

The operating entity of the Existing Business is Shanghai Anguo. The Transferor and Transferee shall use their best efforts to support Shanghai Anguo and safeguard the interests of Existing Business clients and their corresponding policy brokers.

9.2

The Transferor shall be responsible for providing technical consulting services to ensure the handling of Existing Business for Shanghai Anguo. The technical consulting service agreement shall be separately executed by the Transferor and Shanghai Anguo, and shall take effect simultaneously with this Agreement.

9.3

The Parties hereby agree that a Technical Service Period shall be established for the technical service assurance and processing of the Existing Business, with the Technical Service Period commencing on the Closing Date and lasting for a period of four (4) years.

9.4

During the technical service period, Shanghai Anguo shall arrange Existing Business Employees to be responsible for connecting with customers and brokers to handle the Existing Business. If additional business personnel are required, the Transferor shall be responsible for arranging and bearing the relevant costs, and the Transferee and Shanghai Anguo shall provide necessary cooperation.

9.5

Shanghai Anguo undertakes to provide relevant resources required for the processing of Existing Business, and the Transferee guarantees to supervise and support Shanghai Anguo in fulfilling this undertaking.

9.6	The Transferor and the Transferee jointly undertake to urge and ensure the normal operation of Shanghai Anguo’s Existing Business.
10	Treatment of Existing Debt
10.1

The Transferor and the Target Company hereby confirm that the outstanding liabilities of the Target Company to the Transferor and its affiliated entities as of the Closing Date, as set forth in the Closing Audit Report, shall constitute the “Existing Debt.”

10.2

The Transferor hereby agrees and undertakes, and shall procure its relevant affiliates to agree, that the repayment of the Existing Debt shall be executed in accordance with the following arrangements:

10.2.1

Within ten (10) business days after the Closing Date, Shanghai Anguo shall repay to the Transferor and/or its affiliates the Existing Debt in an amount equal to the total cash balance in all its bank accounts at the time of repayment, including but not limited to the RMB Six Million (6,000,000) in the custodian account at Minsheng Bank Shanghai Branch that was previously advanced by the Transferor and/or its affiliates for Shanghai Anguo.

10.2.2	Shanghai Anguo shall fully repay the remaining Existing Debt within three (3) months after the Closing Date.
10.3	Notwithstanding the provisions of Sections 10.2.1 and 10.2.2, the repayment of the relevant Existing Debt shall be subject to the following provisions:
10.3.1	Article 13.2.2 of this Agreement;
10.3.2

As of the time when Shanghai Anguo shall repay the relevant Existing Debt, if the actual recovered amount of Shanghai Anguo’s receivables as of the Closing Date (“Closing Date Receivables,” as specified in the Closing Audit Report; however, if there are significant discrepancies between the Closing Audit Report and the Target Company’s financial statements submitted by the Transferor on the Closing Date, the situation shall be determined after mutual verification and negotiation by both parties) (the “Recovered Receivables Amount”) is less than the amount of Existing Debt due for repayment at that time, Shanghai Anguo shall only repay the Existing Debt equal to the Recovered Receivables Amount. The remaining Existing Debt that should be repaid but remains unpaid shall be repaid after Shanghai Anguo recovers Closing Date Receivables greater than or equal to the amount of such Existing Debt, and no interest or penalties shall be calculated on such unpaid debt.

11	Intellectual Property
11.1

The Parties hereby confirm that, as of the date of execution of this Agreement, Shanghai Anguo does not possess any intellectual property rights that need to be retained, and all intellectual property rights shall be transferred to the Transferor and/or entities designated in writing by the Transferor in accordance with Article 3.3.6 of this Agreement. If, after the Closing Date,

Shanghai Anguo needs to use the original intellectual property rights (including but not limited to for the purpose of conducting Existing Business), the Parties may, upon mutual agreement, proceed by entering into separate agreements.

11.2

The Transferor warrants that the transfer of all intellectual property rights by Shanghai Anguo shall not cause any material adverse impact on Shanghai Anguo’s Existing Business operations or its holding and renewal of the Insurance Brokerage Business License, nor shall it result in Shanghai Anguo breaching any agreements it has signed or any arrangements it must comply with. All parties agree that upon the effectiveness of the relevant agreements signed by Shanghai Anguo for the transfer of all intellectual property rights (regardless of whether the registration or filing procedures with relevant government authorities for such transfer have been completed), Shanghai Anguo shall not bear any liability to any third party with respect to such intellectual property rights.

12	Termination
12.1	This Agreement shall be terminated upon the occurrence of any of the following circumstances:
12.1.1	This Agreement shall be terminated in accordance with Article 14 hereof due to the occurrence of Force Majeure events.
12.1.2	The Parties may terminate this Agreement by mutual written consent (in which case, this Agreement shall be terminated upon the execution of a written termination agreement by all Parties).
12.1.3

The Transferee shall have the right to unilaterally terminate this Agreement by written notice to the other signatories in accordance with Section 3.6 hereof (in which case, this Agreement shall be automatically terminated upon receipt of the Transferee’s written notice by the other signatories).

12.1.4

Prior to the Closing Date, if the Transferor and/or the Target Company commits an act that violates any of its representations, warranties, undertakings, or other obligations or provisions under this Agreement, and fails to rectify or effectively rectify such violation within thirty (30) business days after the Transferee’s request for correction, and if the parties fail to reach an agreement through consultation, the Transferee shall have the right to unilaterally terminate this Agreement by written notice to the other signatories (in such case, this Agreement shall be automatically terminated upon the receipt of the Transferee’s written notice by the other signatories).

12.2	Effects of Termination of This Agreement:
12.2.1

Upon termination of this Agreement pursuant to any provision under Article 12.1, the rights and obligations of the Parties hereunder shall cease. For the avoidance of doubt, the termination of this Agreement shall not affect any Liability for Breach of Contract and liability for damages that have accrued under this Agreement prior to its termination. The breaching party shall remain obligated to compensate the non-breaching party in accordance with the relevant provisions, and the non-breaching party shall retain the right to receive compensation or other legal remedies under this Agreement. The application of Articles 12.2.2, 12.2.3, and 12.2.4 shall not affect the simultaneous application of this Article 12.2.1.

12.2.2

In the event of termination of this Agreement pursuant to Article 12.1.1, the Transferor shall, within seven (7) business days from the date of termination of this Agreement, refund to the Transferee (i) the Earnest Money after deducting the costs and expenses incurred by the Transferor for this equity transfer (“Transferor Costs,” including but not limited to Structural Adjustment, cooperation with due diligence, engagement of intermediary institutions, and other related costs and expenses); and (ii) all other Equity Transfer Price already paid by the Transferee. If the Earnest Money is insufficient to cover the Transferor Costs, the Parties shall separately negotiate the amount to be refunded.

12.2.3

In the event that this Agreement is terminated pursuant to Article 12.1.3 or Article 12.1.4, the Transferor shall, within seven (7) business days from the date of termination, refund in full to the Transferee any Equity Transfer Price (including the Earnest Money) already paid.

12.2.4

Except for the circumstances stipulated in Article 12.1, if the Transferee unilaterally terminates this Agreement, the Transferor shall, within seven (7) business days from the date of termination of this Agreement and receipt of the Transferee’s written request, refund to the Transferee the Equity Transfer Price already paid by the Transferee (however, if the Target Company has commenced the matters involved in Article 3.3.4, the Transferor may first deduct the actual losses of the Transferor as mutually confirmed by both parties), but the Earnest Money need not be refunded.

13	Breach of Contract Liabilities
13.1

Unless otherwise stipulated in this Agreement, if any Party (the “Defaulting Party”) fails to perform, incompletely performs, or improperly performs its obligations under this Agreement, or breaches any of its representations, warranties, and undertakings in this Agreement or any terms of this Agreement, it shall constitute a default; in such case, the other Party (the “Non-defaulting Party”) shall have the right to determine to take one or more of the following remedial measures (for the avoidance of doubt, the Target Company and the Transferor shall be deemed as one party in this clause, meaning that if either the Target Company or the Transferor defaults, the non-defaulting party among the Target Company and the Transferor shall not enjoy the rights of the Non-defaulting Party under this clause):

13.1.1	Temporarily suspend the performance of its obligations under this Agreement, and resume performance after the defaulting party eliminates the breach.
13.1.2

To require the defaulting party to make prompt and effective remedies for its breach to eliminate adverse impacts or consequences, or to require the defaulting party to continue to fully perform its commitments and obligations.

13.1.3

The breaching party shall be required to compensate for all actual losses, which shall be confirmed by both parties (including but not limited to all expenses incurred in the signing, performance, and delivery of this Agreement, all expenses incurred in bearing legal liability to external parties, and reasonable attorney’s fees incurred in pursuing Liability for Breach of Contract).

13.1.4	Other remedies provided for by Chinese law and this Agreement.
13.2

At any time after the Closing Date, if any existing or potential debt, external guarantee, Liability for Breach of Contract, tort liability, litigation, ownership dispute, tax payable, administrative penalty, or other liability or loss of the Target Company arises due to facts or conditions existing prior to the Closing Date (including but not limited to business, assets, employees, labor workers, disputes or controversies, etc.), and such matters are not reflected in the disclosure letter in Appendix VI of this Agreement or the Closing Audit Report, the

Transferor shall indemnify the Transferee and/or the Target Company for the loss amount mutually confirmed by both parties, and:

13.2.1

If the Transferor fails to make compensation within the time specified in the Transferee’s written request, the Transferee shall have the right to deduct the amount of loss from the Fourth Installment and Fifth Installment. Specifically, if such deduction is made, the Fourth Installment or Fifth Installment paid from the Transferor’s Co-managed Account to the Transferor’s Collection Account shall only be the amount after deducting the loss amount, and the funds in the Transferor’s Co-managed Account corresponding to the loss amount shall be returned to the Transferee’s payment account. In the event that the loss amount exceeds the amount of the Equity Transfer Price that has not been paid to the Transferor’s Collection Account, all remaining funds in the Transferor’s Co-managed Account shall be returned to the Transferee’s payment account.

13.2.2

For the avoidance of doubt, if the deduction of the loss amount by the Transferee and Shanghai Anguo pursuant to Article 13.2.1 is still insufficient to compensate for the losses, the Transferor shall continue to make full compensation to the Transferee and/or the Target Company. And Shanghai Anguo shall have the right to defer the repayment of the Existing Debt and the payment of proceeds from the Existing Business. If the Transferor fails to make full compensation within three (3) months from the date when Shanghai Anguo should have originally paid the relevant amounts, Shanghai Anguo shall have the right to deduct the loss amount from the unpaid proceeds of the Existing Business. If such deduction is still insufficient to compensate for the losses, the Transferor shall continue to make full compensation; however, Shanghai Anguo shall not have the right to deduct the loss amount from the unpaid Existing Debt, but shall only have the right to defer the repayment of the Existing Debt until the Transferor makes full compensation.

14	Force Majeure
14.1	Events of Force Majeure

Force Majeure events referred to in this Agreement include, but are not limited to, earthquakes, typhoons, floods, droughts, fires, tsunamis, storms or other natural disasters, explosions, strikes, petitions and demonstrations, embargoes, compulsory actions by civil or military authorities, social unrest, war, hostile actions, and other objective events that cannot be foreseen, avoided, or overcome by the Parties to this Agreement.

14.2	Disclaimer And Notice
14.2.1

When any Party is unable to perform any of its obligations under this Agreement due to a Force Majeure event, it shall immediately notify the other Parties and, within fifteen (15) business days thereafter, provide detailed information about such event and documents evidencing such event, explaining the reasons for its inability to perform or delay in performing all or part of the terms of this Agreement.

14.2.2

In the event of Force Majeure, neither party shall be liable to the other party for any damages, increased costs, or losses suffered due to such failure to perform or delay in performing this Agreement, and such failure to perform or delay in performing this Agreement shall not be deemed a breach.

14.2.3	The party claiming the occurrence of a Force Majeure event shall take appropriate measures to minimize or eliminate the impact of the Force Majeure event, and shall endeavor to resume performance of the obligations delayed or hindered by the Force Majeure event within the shortest possible time.

14.3	Continuation of Force Majeure Events

If a Force Majeure event or the effects of a Force Majeure event prevent one party or all parties from performing all or part of their obligations under this Agreement for a period of three (3) months or more, the parties shall, based on the impact of the Force Majeure event on the performance of this Agreement, decide through consultation and discussion whether to terminate this Agreement, exempt part of the obligations stipulated in this Agreement, or postpone the performance of this Agreement.

15	Confidentiality
15.1

Except as otherwise provided in this Agreement, neither Party shall disclose, publicize or disseminate to the public or any third party any information related to this Agreement, or any information regarding the production, operation, investment, or any other aspects of the other Party that is known during the negotiation, execution, or performance of this Agreement (“Confidential Information”), unless such disclosure is made to affiliated organizations, supervisors, employees, customers, consultants, attorneys, and other professional service providers of the Parties who agree to comply with confidentiality obligations; nor shall either Party use such Confidential Information for the benefit of itself or any other person. Confidential Information does not include the following information:

15.1.1	Information that is not known to the public or has not become known to the public through acts in violation of confidentiality obligations.
15.1.2	Information independently developed or legally acquired under circumstances that do not violate confidentiality obligations.
15.1.3	Information obtained from individuals who do not have confidentiality obligations regarding Confidential Information.
15.2

If a Party or its Affiliates discloses any Confidential Information pursuant to applicable securities laws, regulations, or rules of the securities exchange where their respective securities are listed (as determined by their legal counsel), or in compliance with applicable laws, as required or mandated by any other regulatory authority or competent authority in any jurisdiction, such Party shall be entitled to make the minimum disclosure necessary to comply with such requirements and shall notify the other Party ten (10) business days prior to such disclosure or at the earliest practicable time.

16	Applicable Laws and Dispute Resolution
16.1	This Agreement shall be governed by and construed in accordance with the laws of China.
16.2

Any dispute, disagreement, or claim arising from or related to this Agreement shall be resolved through amicable negotiation between the parties as much as possible. If no resolution can be reached through negotiation within sixty (60) days after the first written notification by one party to the others, any party may submit the dispute to the Shanghai International Economic and Trade Arbitration Commission for arbitration in Shanghai in Chinese language in accordance with its arbitration rules then in effect. The arbitration tribunal shall consist of three (3) arbitrators, and the arbitration award shall be final and binding on all parties.

16.3	The arbitration fees shall be borne by each party in accordance with the law and arbitration rules. The parties agree that if one party needs to take any legal action to enforce an arbitration award, the party against whom enforcement is sought shall bear all reasonable expenses and costs, including but not limited to attorneys’ fees, travel expenses, and costs incurred by the party seeking enforcement due to further arbitration.

16.4	During negotiation, mediation, or arbitration, the parties shall continue to perform this Agreement, except for the matters in dispute.
17	Other Provisions
17.1	Full Consensus

This Agreement constitutes the entire understanding among the Parties with respect to the matters herein, and supersedes all prior written and oral statements, agreements, or arrangements reached by the Parties regarding the same matters. In the event of any conflict or inconsistency between the version of the Equity Transfer Agreement submitted to the competent authorities for the Equity Transfer Industrial and Commercial Change Procedures and the provisions of this Agreement, including matters not stipulated in such version, the provisions of this Agreement shall prevail.

17.2	Severability

The illegality or invalidity of any provision of this Agreement shall not affect the validity of any other provision.

17.3	Waiver

The failure or delay by a party to exercise any right, power or privilege under this Agreement shall not be deemed as a waiver, and the single or partial exercise of any right, power or privilege shall not preclude the exercise of any other right, power or privilege.

17.4	Notices
17.4.1	All notices between the parties shall be written in Chinese and may be delivered by personal delivery, courier, or electronic mail. Notices shall be sent to the following address:

Transferee

Contact Address: Room 908, Ganghua Building, No. 699 Tongyuan Road, Industrial Park District, Suzhou, Jiangsu Province

Contact Person: ZENG Ke

Tel: ***

Email: zeng.ke@towngas.com.cn

Transferor

Contact Address: Rong360, 5th Floor, Building Shidaiwangluo, Haidian District, Beijing

Contact Person: Li Xuedi

Tel: ***

Email: lixuedi@rong360.com

Beijing Kuangfeng

Contact Address: Rong360, 5th Floor, Building Shidaiwangluo, Haidian District, Beijing

Contact Person: Deng Qianlong

Tel: ***

Email: dengqianlong@rong360.com

Shanghai Anguo

Contact Address: Rong360, 5th Floor, Building Shidaiwangluo, Haidian District, Beijing

Contact Person: Li Xuedi

Tel: ***

Email: lixuedi@rong360.com

17.4.2	Notice shall be deemed to have been served on the following dates:
a)	Delivered by designated personnel and deemed to be officially served upon delivery.
b)	If delivered by express courier, it shall be deemed officially served on the third (3rd) business day after the date of dispatch.
c)	Delivered by email and shall be deemed formally served when the email enters the recipient’s mail system.
17.4.3

During the term of this Agreement, each Party shall have the right to change its communication details for receiving notices at any time, provided that such change shall be immediately notified in writing to the other Parties to this Agreement in accordance with this Article, and the new communication details specified in the notice shall take effect from the date stipulated in this Agreement.

a)	The effective date designated in this Agreement notice; or
b)

If no effective date is specified or the specified effective date is less than five (5) days from the date of issuance of the notice, it shall take effect on the fifth (5) day after the issuance of the notice.

17.5	Cost Bearing

Unless otherwise stipulated in this Agreement, the taxes, fees, and expenses incurred by the parties due to the execution and performance of this Agreement shall be borne by the respective party.

17.6	Text

This Agreement is made in five (5) originals, with each party holding one (1) original, one (1) original to be used for processing the business registration changes of Beijing Kuangfeng, and each original having equal legal effect.

17.7	Effective Date and Amendments

This Agreement shall take effect from the date of signature by the legal representatives or authorized representatives of all Parties and affixation of corporate seals. Upon mutual agreement, the Parties may amend the terms of this Agreement by signing supplementary agreements, which shall be binding on all Parties.

(No text follows in this Agreement. The appendices and signature page of this Agreement follow.)

Appendix I Definitions

In this Agreement, the following terms shall have the meanings defined below:

Business day	refers to any business day other than Saturdays, Sundays, and all statutory holidays in Mainland China.
Affiliate	in respect of any person, it refers to any other person who, from time to time, directly or indirectly controls such person, is controlled by such person, or is under common control with such person.
Transaction Document	refers to this Agreement and the legal documents related to this equity transfer (if any).
Association	for any company, it refers to the Articles of Association of the company effective at the relevant time.
Control

with respect to any person, it means the ability to generally direct the management and affairs of such person, whether through ownership of voting securities or by contract, and a person shall be deemed to have such directive ability when another person holds a majority of the issued voting securities or a majority of the economic rights and interests of the aforementioned person.

Intellectual Property

refers to intellectual property rights worldwide, including but not limited to (i) patents, patent rights, patent applications, utility models, know-how, inventions; (ii) registered trademarks, trademark applications, service marks, trade names, brand names; (iii) registered designs, unregistered design rights, copyrights, technical drawings, database rights, internet domain names, computer software programs and systems; (iv) knowledge and confidential information, trade secrets and rights related to their protection; (v) processes (including calibration and testing processes), methods, techniques, procedures, devices, technologies, software, designs, algorithms and formulas; (vi) rights similar to those stipulated in this Agreement and any other commercial or proprietary rights, and rights related to intangible property; and (vii) improvements, derivatives, upgrades, documentation, data, materials, agreements, information and other industrial or commercial intellectual property rights (whether registered or capable of registration), as well as all applications for registration or protection of the aforementioned items.

Person	refers to any individual or entity (including companies, firms or other enterprises or entities, joint ventures, institutions, state or government departments).
Tax

refers to all applicable taxes or fees imposed or levied by any government agency anywhere (including any value-added tax or business tax, stamp duty, deed tax or other taxes, levies, duties, charges, fees, deductions, or withholding taxes of any nature and under any name).

China

refers to the People’s Republic of China; for the purposes of this Agreement, it does not include the Hong Kong Special Administrative Region, the Macao Special Administrative Region, and Taiwan Region.

Chinese Law	refers to the binding laws, regulations, rules, provisions, ordinances, directives, treaties,

judgments, decrees or orders promulgated and implemented by the People’s Republic of China; for the purpose of this Agreement, Chinese laws only include the laws of the mainland area, and exclude the laws of the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region.

Appendix II Lease Property Termination List

Appendix III Confirmation Letter of Fulfillment of Conditions Precedent (Template)

Appendix IV List of Seals

Appendix V Representations and Warranties

The Transferor and the Target Company jointly and severally and irrevocably represent, undertake and warrant, and shall ensure that such representations, undertakings and warranties remain true and accurate from the date of this Agreement to the Closing Date, and the Transferee may rely on such representations, undertakings and warranties to execute and perform this Agreement.

Article 1Establishment and Existence

The Target Company and its branches are all legally established and validly existing, possessing full power, rights, and authorization to conduct their business activities with the assets they own or are entitled to use. Shanghai Anguo is not subject to any circumstances under applicable laws that would restrict its establishment of new branches to operate insurance brokerage business.

Article 2Registered Capital

The registered capital of the Target Company has been fully paid in accordance with applicable laws and the articles of association. The registered capital of the Target Company is held by its shareholders without any encumbrances. There are no options, warrants, or arrangements of any nature relating to the equity interests of the Target Company or obligating the Target Company to issue shares. The Target Company has no obligation to repurchase or otherwise acquire any equity interests. The Target Company has no outstanding contractual obligations to provide capital investment (whether by way of loan, capital contribution, or otherwise) to any other entity.

Article 3Licenses and Permits

Except for the situations listed in the Closing Audit Report, the Target Company and its branches have lawfully obtained all licenses, permits, registrations, and filings necessary or appropriate for the operation of their current, previous, and intended future businesses, and such licenses, permits, registrations, and filings continue to remain in full force and effect, and there are no pending or anticipated investigations, inquiries, or proceedings that may lead to the suspension, modification, or revocation of any such licenses, permits, registrations, or filings.

Article 4Power of Attorney

The Target Company has not granted any outstanding or valid power of attorney or any other authority (express, implied, or nominal) to any person to represent it in executing any contract, making any commitment, or completing any matter, except for the authority granted to its employees to enter into routine transaction contracts in the normal course of performing their duties.

Article 5Financial Statements (including audited and unaudited financial statements) and Accounts

5.1The financial statements of the Target Company have been prepared in accordance with Chinese law, industry practices, and Chinese Generally Accepted Accounting Principles. The financial statements truly reflect, in all material respects, the financial condition of the Target Company for the relevant periods.

5.2Except for the circumstances listed in Appendix VI “Disclosure Letter” and the Closing Audit Report, the financial statements of the Target Company have been maintained in accordance with the requirements of applicable laws, and all such books and records that constitute the property of the Target Company or should be possessed or controlled by it are possessed or controlled by it.

5.3The accounting books, records and accounts prepared and maintained by the Target Company are reasonably detailed and accurately reflect the transactions and dispositions of assets in all material respects, and provide the basis for the preparation of the audited financial statements of the Target Company in accordance with the generally accepted accounting principles of China.

5.4The Target Company does not have any debts, liabilities, obligations, or payables that, to its knowledge, have not been disclosed in the financial statements.

5.5The books and accounts of the Target Company are up-to-date and have been maintained in accordance with the requirements of all applicable laws, and contain accurate records of all material matters that such books, accounts, and records must include. All financial statements, documents, and declarations that are required by law to be submitted or filed by the Target Company with any governmental authority have been properly submitted or filed.

Article 6Taxation

6.1Except for the circumstances listed in Appendix VI “Disclosure Letter” and the Closing Audit Report, the Target Company has paid all taxes in accordance with the accounting records within the time limits stipulated by relevant Chinese laws, and has never paid any penalties, surcharges, late fees, fines, or interest in respect of such taxes. Prior to the Closing Date, there are no material tax liabilities claimed against the Target Company.

6.2Except for the circumstances listed in Appendix VI “Disclosure Letter” and the Closing Audit Report, all tax returns related to the Target Company that were required to be filed on or before the date of this Agreement have been filed by the Target Company within the prescribed time limits, and have been completed on an appropriate basis in accordance with accounting records and applicable laws, and are consistent with accounting records in all material respects both at the relevant dates and at present. All taxes shown as due in such tax returns have been paid in full, or provisions have been made for the payment of such taxes, except for those taxes (if any) that are subject to good faith disputes and for which adequate provisions have been made in the financial statements.

6.3The Target Company has not been determined in writing by any competent Chinese governmental authority to have any outstanding tax liabilities related to such tax returns, nor has it received any notice from any competent Chinese governmental authority regarding any pending actions related to such tax returns.

6.4Since its establishment, the Target Company has not violated the provisions of applicable laws, nor has it been a party to any transaction, scheme, or arrangement determined in writing by competent Chinese governmental authorities to be illegal, or reached any transaction, scheme, or arrangement determined in writing by competent Chinese governmental authorities to be illegal for the purpose of avoiding or reducing the Target Company’s own tax obligations.

6.5Except for routine inspections by authorized government agencies, there are no ongoing audits of any tax returns of the Target Company, nor are there any formal investigations of such tax returns by any competent authorities in China.

Article 7Loans, Financing and Guarantees

7.1Except for the debts mentioned in Article 10.1 of this Agreement and those incurred in the ordinary course of business, the Target Company does not have any other overdue and unpaid loan capital, borrowing obligations, or other financing liabilities (including but not limited to funds raised through bill acceptance or factoring, and any current or future guarantee or indemnity obligations), and no default has occurred under any arrangement related to the aforementioned financing.

7.2The Target Company does not have any outstanding borrowed capital that is due and not required to be shown or reflected in the audited financial statements, nor has it factored, discounted or securitized any of its receivables, nor has it engaged in any financing that is not required to be shown or reflected in the audited financial statements.

Article 8Assets

8.1Except for the circumstances listed in the Closing Audit Report, the Target Company owns or has legal rights to use all assets that it needs to use or intends to use in the course of conducting its business, including equipment, real property, inventory, accounts receivable, and contractual rights, and there are no encumbrances on such assets that would cause material adverse effects on them.

8.2All assets of the Target Company are held in the name of the Target Company and are not owned by the shareholders of the Target Company, except for the interests that the shareholders of the Target Company are entitled to in the equity of the Target Company.

8.3All rental payments for assets leased by the Target Company have been paid in accordance with contractual terms. There are no circumstances that may materially adversely affect the Target Company’s ability to use such real estate, or that will result in the Target Company’s breach or early termination of any such lease.

Article 9Business and Contractual Arrangements

9.1There are no significant capital expenditure commitments made or proposed by the Target Company. The “significant capital expenditure commitments” referred to in the preceding sentence means commitments involving capital expenditures exceeding RMB five hundred thousand (500,000) yuan.

9.2Except for the circumstances listed in the Closing Audit Report, there are no (actual or contingent) debt, compensation, guarantee, or security arrangements between the Target Company and any shareholder of the Target Company, or any current employee, current director, current consultant, or any person associated with any of the aforementioned persons or in which any of the aforementioned persons (directly or indirectly) has an interest.

9.3Except for the circumstances listed in the Closing Audit Report, all contracts to which the Target Company is a party: (i) are legally established, binding on all parties to such contracts, and in full force and effect; and (ii) unless otherwise stipulated in this Agreement, shall continue to remain in full force and effect after the Closing Date without causing any breach that would result in a material adverse effect on the Target Company. The Target Company does not have any breach that would cause a material adverse effect on the Target Company.

9.4The Target Company is not now, nor has it ever been, a party to any contract, commitment or arrangement: outside the ordinary course of business; not entered into entirely on an arm’s length basis; long-term contracts, commitments or arrangements (which cannot be fully performed according to their terms within six (6) months from the date of execution or commitment, or which cannot be terminated by the Target Company by giving notice of six (6) months or less) involving amounts exceeding RMB five hundred thousand (500,000) and effective as of the date of this Agreement; of a loss-making nature (i.e., known to potentially result in losses upon completion); or which cannot be completed or performed on time without improper or abnormal expenditure of money or effort.

Article 10Labor

10.1There are no ongoing strikes or collective labor disputes between the Target Company and its employees.

10.2The Target Company has entered into labor contracts with all of its employees.

10.3To the best of the Target Company’s knowledge, no employee of the Target Company has violated any government order, or any provision of any employment contract or other agreement concerning the relationship between such employee and the Target Company. Subject to compliance with general principles regarding termination of employment relationships and mandatory provisions of applicable labor laws, the Target Company may at its discretion terminate the employment of each employee.

10.4Except for the circumstances listed in Appendix VI “Disclosure Letter” and the Closing Audit Report, the Target Company has paid and/or withheld basic pension insurance, basic medical insurance, unemployment insurance, work injury insurance, maternity insurance, and housing provident fund in accordance with applicable laws. The Target Company does not have any current disputes related to social insurance fees and housing provident fund. The Target Company does not have any other pension-related plans or arrangements under which the Target Company is obligated (whether morally or contractually) to provide any retirement benefits to its employees, officers, former employees or former senior management, or the spouses or other dependents of such persons.

10.5There exists no equity options, profit sharing, or other performance-based incentive arrangements (including stock appreciation rights arrangements) established for or affecting any employees, directors, advisors, or contractors of the Target Company. No employees, directors, advisors, or other personnel of the Target Company have the right to obtain any future awards or rewards under any equity incentive or other similar schemes of the Target Company.

Article 11Compliance with Laws

Except for the circumstances listed in Appendix VI “Disclosure Letter” and the Closing Audit Report, all aspects of the Target Company’s business comply with the requirements of laws and governmental orders. The Target Company conducts and continues to conduct its business in accordance with all applicable laws and governmental orders, and the Target Company has not violated any such laws or governmental orders in its business operations. The Target Company has timely and fully rectified all issues identified in regulatory inspections, regulatory notices, or other regulatory correspondence in accordance with the requirements of regulatory authorities, and the regulatory authorities have not raised any objections to the rectification results.

Article 12Litigation and Compliance

12.1Except for the circumstances listed in Appendix VI “Disclosure Letter” and the Closing Audit Report, the Target Company has not been involved in, and to the best of the Target Company’s knowledge, any person for whose actions or defaults the Target Company may be vicariously liable has not been involved in, any litigation, arbitration, or administrative legal proceedings (including any claims, investigations, or inquiries) (whether as plaintiff, defendant, or other party) as of the Closing Date.

12.2Except for the circumstances listed in Appendix VI “Disclosure Letter” and the Closing Audit Report, the business operations, operations and other activities that the Target Company has conducted and is conducting, as well as the actions of holding its assets that it has taken or is taking, comply in all material respects with the laws of China and the laws or industry regulations of any other jurisdictions (if any) where it operates its business, and comply in all material respects with the rules of any relevant regulatory authorities, and there have not been and are not any circumstances of violation of its organizational documents or violation of any applicable laws or regulations of any regulatory authorities that would cause a material adverse effect on the Target Company.

12.3Neither the Transferor, the Target Company, nor their respective directors, employees, officers, and advisors have directly or indirectly violated any applicable anti-corruption, anti-bribery, or anti-money laundering laws of China in a manner that would have a material impact on the Target Company.

12.4The management personnel of the Target Company (including but not limited to the chairman, vice chairman, general manager, deputy general manager, head of financial department, and risk management officer) have all obtained the qualifications required for their respective positions and currently meet the relevant qualification requirements, and their respective qualifications remain fully valid. Each representative and relevant staff member of the Target Company who is required to obtain approval, qualification, or registration from relevant authorities in accordance with applicable laws has duly obtained such approval, qualification, or registration.

12.5The directors and senior management of the Target Company have not committed any criminal offenses, nor have they been prosecuted under any criminal legal proceedings. The directors and senior management of the Target Company have not been censured (whether privately or publicly) by any governmental department or recognized securities exchange. The directors and senior management of the Target Company have not been subject to any other legal or regulatory proceedings related to their directorial duties.

12.6There exists no fact, matter, or circumstance (including but not limited to any violation and/or non-compliance by the Target Company with any applicable law, regulation, statute, or organizational document) known to the Target Company that has not been disclosed in writing to the Transferee, which, despite the parties’ collaborative efforts, ultimately results in any court, tribunal, arbitrator, governmental authority, or regulatory body imposing penalties or sanctions on the Target Company that cause a material adverse effect on the Target Company.

Article 13Fraud

The Target Company does not have any fraudulent conduct against the Target Company or any of its directors or employees that causes a material adverse effect on the Target Company.

Article 14Liquidation

The Target Company is not subject to any circumstances that would result in its termination, liquidation, or dissolution (or any other proceedings causing cessation of operations and leading to distribution of the Target Company’s assets among its creditors and/or shareholders); and there are no cases or judicial proceedings pending in any jurisdiction relating to the Target Company under any applicable bankruptcy, reorganization, restructuring, or similar laws; nor have any events occurred which, under any applicable law, might lead to any such cases or judicial proceedings.

Article 15Administration/Receivership

15.1No proceedings or legal actions have been initiated to obtain any declaration from a court, governmental authority, or similar institution for the purpose of placing the Target Company’s affairs, debts, and assets under the management or trusteeship of any such institution or any person designated by the Target Company or designated by the Target Company’s creditors or directors, nor has any such order been issued.

15.2The business and assets of the Target Company, whether in substantial part or in whole, are not subject to seizure, execution, or other enforcement proceedings, and no liquidation committee or similar personnel or entity has been appointed in respect of all or any substantial part of such business or assets in any jurisdiction, nor have any steps been taken for the purpose of or with a view to appointing such entities or personnel.

Appendix VI Disclosure Letter

This Disclosure Letter is prepared in accordance with the requirements of the Equity Transfer Agreement regarding Beijing Kuangfeng Information Technology Co., Ltd. and Shanghai Anguo Insurance Brokerage Co., Ltd. (the “Agreement”). This Disclosure Letter constitutes an effective supplement and exception to the Agreement and forms an integral part thereof.

This Disclosure Letter is intended to disclose to the Transferee matters that affect or may affect the representations and warranties made by the Target Company in this Agreement. The representations and warranties made by the Transferor under this Agreement shall be limited by the matters contained in this Disclosure Letter, and the Transferor shall not be liable for any Liability for Breach of Contract in relation to or arising from the matters disclosed in this Disclosure Letter. Any disclosure made in this Disclosure Letter regarding potential violations of this Agreement or laws and regulations shall not be deemed as confirmation or evidence that such violations have occurred or factually exist.

The Parties agree and confirm that the existence and terms of the Disclosure Letter, as well as any information related to the preparation and performance of the Disclosure Letter between the Parties, shall be deemed Confidential Information. With respect to such Confidential Information, the Parties shall comply with the confidentiality requirements or exceptions stipulated in Article 15 of this Agreement.

Unless otherwise defined in this Disclosure Letter, the abbreviations used in this Disclosure Letter shall have the same meanings as the identical terms in the Agreement.

Article 1Financial and Tax Status

Some branches of Shanghai Anguo in certain localities do not support the issuance of bulk consolidated value-added tax invoices for commission costs. The cumulative amount shall not exceed the accumulated losses as per the tax declaration criteria as of the Closing Date.

Article 2Labor and Personnel Situation

As of the date of this disclosure statement, the Target Company has engaged third parties to make social insurance and housing provident fund contributions on its behalf; however, all relevant social insurance and provident fund payments have been made in full.

Article 3Disputes and Controversies

As of the date of this disclosure statement, Shanghai Anguo has three (3) pending cases, namely: Shanghai Anguo’s accusation against Wang Qiong et al. for the crime of embezzlement [Case No.: Shanghai Public Security Jing (Food, Drug, Environment) Filing No. [2024]00001]; Shanghai Anguo’s lawsuit against Liaoning Fubao Insurance Brokerage Co., Ltd. Guangdong Branch, Liaoning Fubao Insurance Brokerage Co., Ltd. and Fubang Capital Holdings Co., Ltd. for insurance dispute [Case No.: (2024) Guangdong 0106 Filing No. 3439]; and Wu Xuemei’s application for labor arbitration [Case No.: Beijing Chaoyang Labor Arbitration Commission [2024] No. 12953].

(This page is intentionally left blank and serves as the signature page for the “Equity Transfer Agreement regarding Beijing Kuangfeng Information Technology Co., Ltd. and Shanghai Anguo Insurance Brokerage Co., Ltd.”)

Towngas Information Service Co., Ltd. (Seal)

Legal Representative/Authorized Representative (Signature): /s/Authorized Representative

Beijing Rongdiandian Information Technology Co., Ltd. (Seal)

Legal Representative/Authorized Representative (Signature): /s/Authorized Representative

Beijing Kuangfeng Information Technology Co., Ltd. (Seal)

Legal Representative/Authorized Representative (Signature): /s/Authorized Representative

Shanghai Anguo Insurance Brokerage Co., Ltd. (Seal)

Legal Representative/Authorized Representative (Signature): /s/Authorized Representative